UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

Commission file number: 001-42661

ARMADA ACQUISITION CORP. II

(Exact name of registrant as specified in its corporate charter)

Cayman Islands	98-1815892
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1760 Market Street, Suite 602 Philadelphia, PA	19103
(Address of Principal Executive Offices)	(Zip Code)

(215) 543-6886

Registrant’s telephone number, including area code:

(Former Address of Principal Executive Offices and Zip Code)

Approximate Date of Mailing: August 18, 2025

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

August 15, 2025

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF ARMADA ACQUISITION CORP. II. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14F-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to Armada Acquisition Corp. II.

INTRODUCTION

This Information Statement is being mailed on or about August 18, 2025 to holders of record as of the close of business on August 14, 2025 (the “Record Date”) of the Class A ordinary shares, par value US$ 0.0001 per share (the “Class A ordinary shares”), and Class B ordinary shares, par value US$0.0001 per share (the “Class B ordinary shares” and together with the Class A ordinary shares, the “Ordinary Shares”), of Armada Acquisition Corp. II, a Cayman Islands exempted company (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in the majority control of the Company’s Board of Directors (the “Board of Directors” or the “Board”) other than by a meeting of shareholders.

You are receiving this Information Statement in connection with the expected designation of new members to the Board of Directors of the Company in connection with the sale of 100% of the equity interests of Armada Sponsor II LLC (the “Sponsor”). On August 12, 2025, the Company entered into a Sponsor Securities Purchase Agreement (the “Purchase Agreement”) with the Sponsor and Arrington XRP Capital Fund, LP (the “Acquiror”), pursuant to which the Sponsor agreed to sell to the Acquiror, and the Acquiror agreed to purchase from the Sponsor, an aggregate of 7,880,000 Class B ordinary shares, 400,000 Class A ordinary shares and 200,000 private placement warrants of the Company, representing 100% of the equity securities of the Company held by the Sponsor.

As part of the closing of the transactions contemplated by the Purchase Agreement, the Company will implement the following changes in management and the Board of Directors: (i) Taryn Naidu and Kyle Horton will replace Stephen P. Herbert as the Chief Executive Officer and Douglas M. Lurio as the Chief Financial Officer, respectively; and (ii) each of Stephen P. Herbert, Douglas M. Lurio, Mohammad A. Khan, Thomas A. Decker and Celso L. White (the “Incumbent Directors”) will resign as a director of the Company upon closing, effective upon the later of the closing of the transactions contemplated by the Purchase Agreement and 10 days following the filing and mailing of this Information Statement with the Securities and Exchange Commission and its mailing to the Company’s holders of record (the “Director and Officer Handover Date”). The Company has designated five (5) new directors: J. Michael Arrington, Taryn Naidu, Richard Danis, Lindy Key and Ronald Palmeri to fill the vacancies that will be left by the five (5) Incumbent Directors, effective as of the Director and Officer Handover Date (such new directors, collectively, the “14F Directors”).

Following the Director and Officer Handover Date, Stephen P. Herbert and Douglas M. Lurio are expected to be advisors to Mr. Naidu in his capacity as Chief Executive Officer.

Please read this information statement carefully. It contains certain biographical and other information concerning the 14F Directors.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER. THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF ARMADA ACQUISITION CORP. II

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO SEND A PROXY OR TAKE ANY ACTION.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On August 12, 2025, the Company, the Sponsor and the Acquiror entered into the Purchase Agreement, pursuant to which the Sponsor agreed to sell to the Acquiror an aggregate of 100% of the equity interests of the Company held by the Sponsor.

The current directors of the Company as of the date of this Information Statement are Stephen P. Herbert, Douglas M. Lurio, Mohammad A. Khan, Thomas A. Decker and Celso L. White. Each of Stephen P. Herbert, Douglas M. Lurio, Mohammad A. Khan, Thomas A. Decker and Celso L. White will tender his resignation as a director of the Company, effective as of the Director and Officer Handover Date.

Stephen P. Herbert, Douglas M. Lurio, Mohammad A. Khan, Thomas A. Decker and Celso L. White will be replaced by J. Michael Arrington, Taryn Naidu, Richard Danis, Lindy Key and Ronald Palmeri as directors of the Company on the Director and Officer Handover Date.

To the Company’s knowledge, the nominees have not been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

No action is required by our shareholders in connection with this Information Statement.

VOTING SECURITIES

As of the date hereof, the Company is authorized to issue up to (i) 200,000,000 Class A ordinary shares, (ii) 20,000,000 Class B ordinary shares and (iii) 1,000,000 preference shares, par value US$0.0001 per share (the “preference shares”), of which 23,710,000 Class A ordinary shares are issued and outstanding and 7,880,000 Class B ordinary shares are issued and outstanding. No preference shares are issued and outstanding as of the date hereof.

The amended and restated memorandum and articles of association, as amended or restated from time to time (the “Articles”), of the Company as in effect on the date of this Information Statement provides that holders of record of our Class A ordinary shares and holders of record of our Class B ordinary shares are entitled to one vote for each Class A ordinary share or Class B ordinary share held on all matters to be voted on by shareholders and vote together as a single class, except as required by applicable law; provided that, prior to the closing of our initial business combination, only holders of record of our Class B ordinary shares will have the right to appoint any person to be a director of the Company and remove any director. Holders of record our Class A ordinary shares will not be entitled to vote on the appointment or removal of directors of the Company prior to the closing of our initial business combination. Holders of our ordinary shares have no cumulative voting rights.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Ordinary Shares immediately before and after the closing of the transactions contemplated by the Purchase Agreement by:

(i)	each person who is known by us to beneficially own more than 5% of our issued and outstanding Ordinary Shares;

(ii)	each of our current executive officers and directors;

(iii)	all of our executive officers and directors as a group.

Unless otherwise indicated, it is believed that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. The table below does not include any Class A ordinary shares underlying our outstanding warrants because these securities are not exercisable within 60 days of the date hereof.

	Class A ordinary shares			Class B ordinary shares(2)
Name of Beneficial Owners(1)	Number of Shares Beneficially Owned		Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class
Current Directors and Executive Officers
Stephen P. Herbert(3)	400,000	(4)	*	7,880,000	100%
Douglas M. Lurio(3)	400,000	(4)	*	7,880,000	100%
Mohammad A. Khan	—		—	—	—
Thomas A. Decker	—		—	—	—
Celso L. White	—		—	—	—
All directors and executive officers as a group (5 individuals)	400,000		*	7,880,000	100%
Current Five Percent Holders	—		—	—	—
Armada Sponsor II LLC(3)	400,000	(4)	*	7,880,000	100%
New 14F Directors and Executive Officers(1)
Taryn Naidu	—		—	—	—
Kyle Horton	—		—	—	—
J. Michael Arrington	—		—	—	—
Richard Danis	—		—	—	—
Lindy Key	—		—	—	—
Ronald Palmeri	—		—	—	—
All incoming 14F Directors and executive officers as a group (six individuals)
New Five Percent Holders
Arrington XRP Capital Fund, LP(5)	400,000		*	7,880,000	100%

*	Less than 1%
(1)	Unless otherwise indicated, the business address of each of those listed in the table above is 1760 Market St., Suite 602, Philadelphia, Pennsylvania 19103.
(2)

Interests shown consist solely of founder shares, designated as Class B ordinary shares. Such shares will automatically convert into Class A ordinary shares on a one-for-one basis concurrently with or immediately following the consummation of our initial business combination, or earlier at the option of the holder thereof.

(3)

The Sponsor is the record holder of the shares reported herein. Stephen P. Herbert and Douglas M. Lurio are managing members of the Sponsor and have voting and investment discretion with respect to the securities held of record by the Sponsor. Accordingly, Mr. Herbet and Mr. Lurio may be deemed to have beneficial ownership of the securities held of record by the Sponsor.

(4)	Consists of 400,000 Class A ordinary shares underlying the private placement units held by the Sponsor.
(5)	The address for Arrington XRP Capital Fund, LP is 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899.

Change in Control

Except for the transactions contemplated by the Purchase Agreement, we do not currently have any arrangements which, if consummated, may result in a change of control of the Company.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Company’s Board of Directors has appointed J. Michael Arrington, Taryn Naidu, Richard Danis, Lindy Key and Ronald Palmeri as directors of the Company, effective as of the Director and Officer Handover Date.

Pursuant to the terms of the Purchase Agreement, upon the Company meeting its information obligations under the Exchange Act, including the filing and mailing of this Information Statement, the Board of Directors of the Company will consist of five directors, until the expiration of his/her term, until his/her successor(s) shall have been duly elected or appointed and qualified or until his/her earlier death, resignation or removal in accordance with the Articles.

The following sets forth information regarding (i) the Company’s officers and directors immediately prior to the Director and Officer Handover Date and (ii) the 14F Directors and nominees and proposed officers. There is no agreement or understanding between the Company and each current or proposed officer or director pursuant to which he or she was selected as an officer or director.

Name	Age	Position
Stephen P. Herbert	62	Outgoing Chief Executive Officer and Director
Douglas M. Lurio	68	Outgoing President, Chief Financial Officer, Secretary and Director
Mohammad A. Khan	67	Outgoing Director
Thomas A. Decker	79	Outgoing Director
Celso L. White	63	Outgoing Director
Taryn Naidu	47	Incoming Chief Executive Officer and 14F Director
Kyle Horton	37	Incoming Chief Financial Officer
J. Michael Arrington	55	14F Director
Richard Danis	56	14F Director
Lindy Key	43	14F Director
Ron Palmeri	61	14F Director

The experience of our directors and executive officers immediately prior to the Director and Officer Handover Date is as follows:

Stephen P. Herbert serves as our Chief Executive Officer and Director. Mr. Herbert was the Chairman and CEO of Armada Acquisition Corp. I, which successfully completed its business combination with Rezolve AI Limited (“Rezolve”, NASDAQ: RZLV) in August 2024. Mr. Herbert currently serves on the board of directors of Rezolve. Mr. Herbert was affiliated with USAT in various positions from April 1996 to October 2019, most recently as CEO from November 2011 until he left the company. During his tenure at USAT, Mr. Herbert was recognized for his innovative leadership, including by Smart CEO, and as an EY Entrepreneur of the Year Finalist in the Greater Philadelphia area, and USAT received the following awards: Frost and Sullivan for Customer Value Leadership in the Integrated Financial Services and Retail Market, IoT Evolution Smart Machines Innovation, and a Deloitte Technology Fast 500 Company. From 1986 to April 1996, Mr. Herbert was employed by Pepsi-Cola, the beverage division of PepsiCo, Inc., in various capacities, most recently as Manager of Market Strategy where he was responsible for directing development of market strategy for the vending channel, and subsequently, the supermarket channel for Pepsi-Cola in North America. Mr. Herbert graduated with a Bachelor of Science degree from Louisiana State University. He serves on the LSU, Dean’s Advisory Council for the College of Humanities, and the LSU Foundation – National Board – which is the group leading the University’s present $1.5 billion capital campaign.

Douglas M. Lurio serves as our President, Chief Financial Officer, Secretary and Director. Mr. Lurio was the President and Director of Armada Acquisition Corp. I, and devoted himself to the successful closing of Armada I’s acquisition of Rezolve. He was the outside general counsel of USAT for 29 years from its founding in 1991 until April 2020. He also served as a Director of USAT from 1999 to 2012 and as corporate Secretary from 2012 to April 2020. Since 1991, Mr. Lurio has been the founder and President of Lurio & Associates, P.C., a law firm based in Philadelphia, Pennsylvania, which focuses on corporate and securities law. From 1984 to 1991, he was an attorney with the law firm of Dilworth Paxson, first as an associate and then as a partner in the securities and corporate group in 1990. He served as a law clerk for the Honorable William T. Nicholas of the Court of Common Pleas of Montgomery County, Pennsylvania, from 1981 through 1982. He was counsel and a director of Moro Corporation (OTCQX: MRCR), which is engaged in the construction contracting business from start-up founding in 1999 until July 2019. Since 1989 and until February 2022, he served as corporate Secretary and Director of Elbeco Incorporated, a leading manufacturer of career apparel and uniforms for first responders such as EMS personnel, police and firefighters. He attended Franklin & Marshall College (B.A., Government), Villanova Law School (Juris Doctor) and Temple Law School (LLM, Taxation).

Mohammad A. Khan, our director, is currently the President and a Board member of Omnyway, Inc. (previously OmnyPay), which he co-founded in August 2014, and which abstracts the complexities of disparate digital wallet payment systems to enable elegant, flexible and scalable implementations in physical stores and online. He was the President and Board member of ViVOtech (acquired by a Sequent Software, Inc. in August 2012) from the time he founded it in May 2001 until August 2012. ViVOtech pioneered making a mobile device a viable payment media for consumers using Near Field Communications (NFC) technology as well as making mobile an efficient marketing and advertising channel. While at ViVOtech, Mr. Khan assisted in enabling the adoption of NFC mobile payments through shipping of more than 800,000 NFC POS readers to merchants globally and driving more than 20 field trials of NFC mobile payments, coupons, and loyalty. From 1984 until 1998, he was part of the industry team at VeriFone (acquired by Hewlett Packard in 1997) that led the effort to make Magnetic Stripe Cards the primary payment media for in-store payments, Smart Cards to be secured payment media for in-store payments, and the adoption of Internet payments and online e-commerce globally. From February 2014 to January 2021, Mr. Khan had been a Board advisor of Poynt Co. which offers an all-in-one omnicommerce payment solution and which was acquired by GoDaddy, Inc. (NYSE: GDDY) in February 2021. He has served on the Boards of numerous FinTech companies, including as Chairman of the Board of YellowPepper Holding Corporation from June 2015 to September 2018, which provided mobile payment solutions, and which was acquired by VISA in October 2020. Mr. Khan is the inventor of more than 40 United States patents which have been granted by the United States Trademark and Patent Office. Mr. Khan attended the University of Engineering & Technology, Lahore, Punjab, Pakistan, and was awarded a B.Sc. in Electrical Engineering. He also attended the University of Hawaii, Manoa, and received a M.S. degree in Electrical Engineering.

Thomas (Tad) A. Decker, our director, has been the Vice Chairman of Cozen O’Connor, a law firm with 30 offices and over 775 attorneys, since 2013. He served as Chief Executive Officer of the firm from 2007 to 2012, and as Managing Partner from May 2000 until 2004. From 2004 until 2007, he served as inaugural Chairman of the Pennsylvania Gaming Control Board following the appointment by Pennsylvania Governor Edward G. Rendell. He served as General Counsel and Executive Vice President for Asbury Automotive, Inc. from 1999 to 2000; General Counsel and Executive Vice President for Unisource Worldwide, Inc. (NYSE: UWW) from 1997 to 1999; and General Counsel, Secretary, Acting CFO and Chief Operating Officer for Saint- Gobain Corporation from 1974 to 1997. From 2004 and until 2019, he has served on the Board of Directors of Actua Corporation (Nasdaq: ACTA), including serving as a member of its Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. He served as a Director and a member at various times of the Audit Committee and Compensation Committee of Pierce Leahy Corporation (NYSE: PLH) from 1993 to 1999, and has served as a Board member of numerous nonprofit institutions. He is also a director of The Gesu School. He is a former chair of the Philadelphia Municipal Authority and a former board member of the Delaware River Port Authority, Port Authority Transit Corp. (PATCO), the Philadelphia Zoo, and a former a vice chair of the Kimmel Center for the Performing Arts. Mr. Decker has a Juris Doctor degree from the University of Virginia School of Law and a Bachelor of Arts (History) degree from the University of Pennsylvania. Mr. Decker served in the United States Army earning the rank of Captain.

Celso L. White, our director, has worked as the co-founder of Igniting Business Growth LLC, a consultancy business, since January 2020. From 2013 to December 2019, he served as the Global Chief Supply Chain Officer at Molson Coors Brewing Company (“Molson Coors”) (NYSE: TAP), an international brewery. From 2010 to January 2013, he served as the Vice President of International Supply Chain at Molson Coors. From 1998 until 2010, he was at PepsiCola (“Pepsi”) (Nasdaq: PEP), where he had multiple roles. From 2004 until 2010, he was Pepsi’s Vice President and General Manager of Concentrate Operations, responsible for the Americas and parts of Asia. From 1998 until 2004, he led Pepsi’s research and development process and manufacturing technology teams. Since 2018, he has served as a Board member of CF Industries Holdings, Inc. (NYSE: CF), a manufacturer and distributor of nitrogen products, and is a member of the Board’s Compensation and Management Development Committee. He also serves on the Board of Colorado UpLift, a nonprofit organization whose mission is to build long-term relationships with urban youth in Denver, Colorado. He is also a member of the Bradley University Board of Trustees. Mr. White received his MBA with a concentration in Operations Management from DePaul University and a B.S. degree in Electrical Engineering from Bradley University.

The experience of our 14F Directors and proposed executive officers immediately after the Director and Officer Handover Date are as follows:

J. Michael Arrington was the founder of and has been a Managing Member at Arrington Capital Management, LLC, a web3 multi-strategy hedge fund, since December 2017. Mr. Arrington founded TechCrunch, a leading technology news site launched in 2005. Mr. Arrington previously practiced corporate law, co-founded several startups, and later established the venture firm CrunchFund, prior to focusing on cryptocurrency and web3 investments. Mr. Arrington received a Bachelor of Arts in Economics from Claremont McKenna College and a Juris Doctor from Stanford Law School. The Company believes that Mr. Arrington is qualified to serve on the Board because of his senior management, business development, and industry experience (including web3 and venture experience.

Taryn Naidu has served as a Partner and Chief Operating Officer at Arrington Capital Investment Management, LLC since June 2023. Mr. Naidu also serves as a director at System1, Inc. (NASDAQ: SST). From March 2019 to April 2022, Mr. Naidu served as the Chief Operating Officer at Rigetti Computing, Inc., where he was instrumental in the business operations and led multiple financing rounds for such company, including its public offering through a deSPAC merger. From August 2014 to August 2017, Mr. Naidu was the Chief Executive Officer and a member of the Board of Directors of Rightside Group Ltd. after its business separation from Leaf Group Ltd. in 2014, where he led one of the leading domain services companies, until its sale to Identity Digital in 2017. Mr. Naidu received a Bachelor of Computer Science from the University of Regina. The Company believes Mr. Naidu is qualified to serve on the Board because of his technical background, his experience with public company boards, and his strategic planning and industry experience.

Kyle Horton started his career as an Engineering Officer in the United States Air Force serving in both the US and Afghanistan. Mr. Horton has worked in Finance and Operations at large public companies, Apple and Wayfair, as well as several early-stage technology startups. As Senior Vice President of Strategy, Finance and Operations at Rigetti Computing (RGTI) Mr. Horton was instrumental in taking Rigetti Computing public through a SPAC transaction in 2022 (RGTI). Mr. Horton has served as the Vice President, Finance and Operations at Arrington Capital since January 2024, a web3 multi-strategy hedge fund. Mr. Horton received a Bachelor of Science from the University of Virgina and a Master of Business Administration from Cornell University.

Richard Danis served as the General Counsel for Bluetooth SIG, Inc. from December 2024 to April 2025, and as the General Counsel and Corporate Secretary at Rigetti Computing, Inc. from July 2019 to December 2024. From January 2020 to December 2022, Mr. Danis served as a Director on the board of F3 Nation, Inc. Mr. Danis received a Bachelor of Art in Accounting from Ohio University and a Juris Doctor from DePaul University College of Law. The Company believes that Mr. Danis is qualified to serve on the Board because of his senior management experience and his experience with risk assessment, international business, and board governance.

Ronald Palmeri served as Chief Executive Officer and director at Trainspot, Inc. from August 2023 to July 2024. From June 2019 to February 2022, Mr. Palmeri served as a Partner at Arrington Capital Management, LLC, where he worked with entrepreneurs creating new rails for data, finance, and ownership. Prior to joining Arrington Capital Management, LLC, Mr. Palmeri founded several startups and MkII Ventures. Mr. Palmeri received a Bachelor of Arts in History and French from Middlebury College and attended Sciences Po in Paris. He has written and spoken widely on user-driven product development and the craft of venture company-building. The Company believes that Mr. Palmeri is qualified to serve on the Board because of his senior management, business development, and industry experience (including web3 and venture experience) and his knowledge of and perspective on building and operating companies.

Lindy Key was the founder and has been the Principal of WNC Consulting Group, LLC since February 2020, providing accounting and finance consulting services to companies. From October 2015 to February 2020, Ms. Key served as the Assistant Controller and later Controller at Porch Group Inc., and as Director of Accounting at Leaf Group Ltd. Ms. Key holds an undergraduate degree in Business Administration from the University of Washington and a Certificate in Accounting from the University of Washington Foster School of Business. The Company believes Ms. Key is qualified to serve on the Board because of her technical background, her accounting and auditing experience, and her international business experience.

Involvement in Certain Legal Proceedings

During the past ten years, none of the Company’s executive officers, directors or nominees have (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

During the past ten years (i) no petition has been filed under federal bankruptcy laws or any state insolvency laws by or against any of our executive officers, directors or nominees, (ii) no receiver, fiscal agent or similar officer was appointed by a court for the business or property of any of our executive officers, directors or nominees, and (iii) none of our executive officers, directors or nominees was an executive officer of any business entity or a general partner of any partnership at or within two years before the filing of a petition under the federal bankruptcy laws or any state insolvency laws by or against such entity. All of the Company’s executive officers, directors and nominees listed above are U.S. citizens.

As of the date hereof, we are not subject to any material legal proceedings, nor, to our knowledge, are any material legal proceedings threatened against us or any of our executive officers or directors in their corporate capacity.

Number and Terms of Office of Officers and Directors

We currently have five directors, and upon appointment, Mr. Arrington will serve as chairman of our Board.

Our Board is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a three-year term. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one full year after our first fiscal year end following our listing on Nasdaq.

The term of office of the Class I directors, consisting of Mr. White, will expire at our first annual meeting of shareholders. The term of office of Class II directors, consisting of Messrs. Decker and Khan, will expire at the second annual meeting of shareholders. The term of office of the Class III directors, consisting of Messrs. Herbert and Lurio, will expire at the third annual meeting of shareholders.

Our officers are appointed by the Board and serve at the discretion of the Board, rather than for specific terms of office. Our Board may appoint persons to hold an office in the Company as set forth in the Articles as it deems appropriate.

Board Role in Risk Oversight

Our management is responsible for assessing and managing risks in our business, subject to oversight by the Board. The Board is responsible for overseeing the Company’s processes for assessing and managing risk. Each of the Chief Executive Officer and Chief Financial Officer, with input as appropriate from other appropriate management members, will report and provide relevant information directly to either the Board and/or the audit committee on various types of identified material financial, reputational, legal, operational and business risks to which the Company is or may be subject, as well as mitigation strategies for relevant risks. The Board focuses on our general risk oversight strategy and understanding the ways in which management proactively manages risks and ensures that appropriate risk mitigation strategies are implemented by management. Various committees of the Board assist the Board in this oversight responsibility in their respective areas of responsibility as described in this Information Statement.

Board Meetings; Annual Meeting Attendance

The Board did not meet, and the Company did not hold an annual general meeting during its fiscal year ended September 30, 2024. The Board has conducted all of its business and approved all corporate action during the fiscal year ended September 30, 2024, through unanimous written resolutions of its directors.

Director Independence

Currently, Messrs. Decker, Khan and White are each considered an “independent director” under the Nasdaq listing rules, which is defined generally as a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship, which, in the opinion of the Board would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.

The Company has determined that, upon their appointments, the director nominees Richard Danis, Lindy Key and Ronald Palmeri will be “independent” directors as defined in the applicable Nasdaq Rule 5605(a)(2) standards and applicable SEC rules.

Our independent directors will have regularly scheduled meetings at which only independent directors are present. Any affiliated transactions will be on terms no less favorable to us than could be obtained from independent parties. Our Board will review and approve all affiliated transactions with any interested director abstaining from such review and approval.

Committees of the Board of Directors

Our Board of Directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Each of our audit committee, our compensation committee and our nominating and corporate governance committee is composed solely of independent directors. Each committee operates under a charter that was approved by our Board of Directors and has the composition and responsibilities described below. The charter of each committee is available on our website.

Audit Committee

We have established an audit committee of the Board of Directors. Mr. Mohammad A. Khan, Mr. Thomas A. Decker and Mr. Celso White serve as members of our audit committee. Mr. Decker serves as the chairperson of the audit committee. Under Nasdaq listing standards and applicable SEC rules, we are required to have three members of the audit committee, all of whom must be independent. Each of Mr. Mohammad A. Khan, Mr. Thomas A. Decker and Mr. Celso White are independent. We anticipate that following their appointments, the director nominees Richard Danis, Lindy Key and Ronald Palmeri will serve as members of our audit committee and will be independent under Nasdaq listing standards and applicable SEC rules.

Each member of the audit committee is financially literate and our Board of Directors has determined that Mr. Decker qualifies as an “audit committee financial expert” as defined in applicable SEC rules. Each of Richard Danis, Lindy Key and Ronald Palmeri are financially literate and Lindy Key will qualify as an “audit committee financial expert” as defined in applicable SEC rules. We anticipate that following her appointment, Ms. Key will serve as the chairman of the audit committee.

The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

•

assisting the Board of Directors in the oversight of (1) the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company, (2) the preparation and integrity of the financial statements of the Company, (3) the compliance by the Company with financial statement and regulatory requirements, (4) the performance of the Company’s internal finance and accounting personnel and its independent registered public accounting firms, and (5) the qualifications and independence of the Company’s independent registered public accounting firms;

•

reviewing with each of the internal and independent registered public accounting firms the overall scope and plans for audits, including authority and organizational reporting lines and adequacy of staffing and compensation;

•

reviewing and discussing with management and internal auditors the Company’s system of internal control and discussing with the independent registered public accounting firm any significant matters regarding internal controls over financial reporting that have come to its attention during the conduct of its audit;

•

reviewing and discussing with management, internal auditors and the independent registered public accounting firm the Company’s financial and critical accounting practices, and policies relating to risk assessment and management;

•

reviewing reports of the independent registered public accounting firm and discussing 1) all critical accounting policies and practices to be used in the firm’s audit of the Company’s financial statements, 2) all alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent registered public accounting firm, and 3) other material written communications between the independent registered public accounting firm and management, such as any management letter or schedule of unadjusted differences;

•

reviewing and discussing with management and the independent registered public accounting firm the annual and quarterly financial statements and section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company prior to the filing of the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q;

•

reviewing, or establishing, standards for the type of information and the type of presentation of such information to be included in, earnings press releases and earnings guidance provided to analysts and rating agencies;

•

discussing with management and the independent registered public accounting firm any changes in the Company’s critical accounting principles and the effects of alternative GAAP methods, off-balance sheet structures and regulatory and accounting initiatives;

•	reviewing material pending legal proceedings involving the Company and other contingent liabilities;

•

meeting periodically with the Chief Executive Officer, Chief Financial Officer, the senior internal auditing executive and the independent registered public accounting firm in separate executive sessions to discuss results of examinations;

•

reviewing and approving all transactions between the Company and related parties or affiliates of the officers of the Company requiring disclosure under Item 404 of Regulation S-K prior to the Company entering into such transactions;

•

establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submissions by employees or contractors of concerns regarding questionable accounting or accounting matters;

•

with the Company’s management, independent registered public accounting firm and outside legal counsel (i) legal and regulatory matters which may have a material effect on the financial statements, and (ii) corporate compliance policies or codes of conduct, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding the Company’s financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities; and

•	establishing policies for the hiring of employees and former employees of the independent registered public accounting firm.

Compensation Committee

We have established a compensation committee of the Board of Directors. The members of our compensation committee are Mr. Mohammad A. Khan, Mr. Thomas A. Decker and Mr. Celso White. Mr. White serves as the chairman of the compensation committee. We anticipate that following their appointments, the director nominees Richard Danis, Lindy Key and Ronald Palmeri will serve as members of our compensation committee, and Mr. Palmeri will serve as the chairman of the compensation committee.

We have adopted a compensation committee charter, which details the purpose and responsibility of the compensation committee, including:

•	reviewing the performance of the Chief Executive Officer and executive management;

•	assisting the Board in developing and evaluating potential candidates for executive positions (including Chief Executive Officer);

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reviewing and approving goals and objectives relevant to the Chief Executive Officer and other executive officer compensation, evaluating the Chief Executive Officer’s and other executive officers’ performance in light of these corporate goals and objectives, and setting the Chief Executive Officer and other executive officer compensation levels consistent with its evaluation and the Company philosophy;

•	approving the salaries, bonus and other compensation for all executive officers;

•	reviewing and approving compensation packages for new corporate officers and termination packages for corporate officers as requested by management;

•	reviewing and discussing with the Board of Directors and senior officers plans for officer development and corporate succession plans for the Chief Executive Officer and other senior officers;

•	reviewing and making recommendations concerning executive compensation policies and plans;

•	reviewing and recommending to the Board of Directors the adoption of or changes to the compensation of the Company’s directors;

•	reviewing and approving the awards made under any executive officer bonus plan, and providing an appropriate report to the Board of Directors;

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reviewing and making recommendations concerning long-term incentive compensation plans, including the use of stock options and other equity-based plans, and, except as otherwise delegated by the Board of Directors, acting as the “Plan Administrator” for equity-based and employee benefit plans;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for the Company’s executive officers and employees;

•	reviewing periodic reports from management on matters relating to the Company’s personnel appointments and practices;

•	assisting management in complying with the Company’s proxy statement and annual report disclosure requirements;

•	annual Report of the Compensation Committee on Executive Compensation for the Company’s annual proxy statement in compliance with applicable SEC rules and regulations;

•	annually evaluating the committee’s performance and the committee’s charter and recommending to the Board of Directors any proposed changes to the charter or the committee; and

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undertaking all further actions and discharge all further responsibilities imposed upon the Committee from time to time by the Board of Directors, the federal securities laws or the rules and regulations of the SEC.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee of the Board of Directors. The members of our nominating and corporate governance committee are Mr. Mohammad A. Khan, Mr. Thomas A. Decker and Mr. Celso White. We anticipate that following their appointments, the director nominees Richard Danis, Lindy Key and Ronald Palmeri will serve as members of our nominating and corporate governance committee. We anticipate that following his appointment, Mr. Danis will serve as the chairman of the nominating and corporate governance committee.

We have adopted a nominating and corporate governance committee charter, which details the purpose and responsibility of the nominating and corporate governance committee, including:

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identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the board, and recommending to the board of directors candidates for nomination for election at the annual meeting of shareholders or to fill vacancies on the board of directors;

•	developing and recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

•	coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and

•	reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and will be directly responsible for approving the search firm’s fees and other retention terms.

Code of Ethics

We adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws. You will be able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Business Conduct will be provided without charge upon request from us.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than 10% of our ordinary shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. To the Company’s knowledge, during the year ended September 30, 2024, there were no delinquent filers.

Shareholder Communications

A shareholder who wishes to communicate with the Board may do so by directing a written request addressed to the Board at the address appearing on the first page of this Information Statement.

COMPENSATION OF DIRECTORS AND OFFICERS

No compensation will be paid to our Sponsor, executive officers and directors, or any of their respective affiliates, prior to or in connection with the consummation of our initial business combination. Additionally, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our Board of Directors may also approve the payment of advisory fees to directors in connection with such activities, including Board committee service, and extraordinary administrative and analytical services. Our independent directors will review on a quarterly basis all payments that were made to our Sponsor, executive officers, directors or our or their affiliates.

After the completion of our initial business combination, members of our management team who remain with us, may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, as it will be up to the directors of the post-combination business to determine executive and director compensation. Any compensation to be paid to our officers will be determined, or recommenced, to the Board of Directors for determination, either by a committee constituted solely of independent directors or by a majority of the independent directors on our Board of Directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after the initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment

The Company has adopted an insider trading policy governing the purchase, sale, and other dispositions of the Company’s securities by its directors, officers and employees. The Company believes that the policy is reasonably designed to promote compliance with applicable law and exchange listing standards regarding insider trading. A copy of our insider trading policy will be filed with our Annual Report on Form 10-K for the year ended September 30, 2025.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

Founder Shares

On November 7, 2024, the Company entered into a Founder Shares Subscription Agreement with the Sponsor, pursuant to which the Sponsor purchased on a private placement basis an aggregate of 7,880,000 Class B Ordinary Shares for a purchase price of $0.00317258883 per share, for an aggregate purchase price of $25,000.

Private Placement Units

On May 20, 2025, the Company entered into a Private Placement Unit Subscription Agreement with the Sponsor pursuant to which the Sponsor purchased 400,000 private placement units at a price of $10.00 per private placement unit, each unit consisting of one Class A Ordinary Share and one-half of one whole warrant to purchase one Class A Ordinary Share at $11.50 per share

Promissory Note — Related Party

The Sponsor had agreed to loan the Company an aggregate of up to $300,000 to be used for a portion of the expenses of the initial public offering. The loan was non-interest bearing, unsecured and on March 31, 2025, the loan was amended to extend maturity date at the earlier of June 30, 2025 or the closing of the initial public offering. Proceeds received under the note were utilized as follows: $127,755 for working capital,$9,840 for payment of deferred offering costs, $4,614 for payment of formation costs and $870 for the payment of operating expenses. As of May 22, 2025, the Company repaid the outstanding balance of the note amounting to $143,079. Borrowings under the note are no longer available.

Administration Fee

Commencing on May 20, 2025, the Company has agreed to pay the Sponsor $12,000 per month for office space, administrative and support services. The Sponsor has agreed to defer payment of the administration fee until such time as new financing occurs to allow liquidity to pay the fee. For the three months ended June 30, 2025 and for the period from October 3, 2024 (inception) through June 30, 2025, the Company has incurred $16,000 and paid $24,000 in fees for these services of which $8,000 is included in prepaid expenses on the Company’s condensed balance sheets as of June 30, 2025. These monthly fees will cease and the agreement will terminate upon consummation of the transactions consummated by the Purchase Agreement

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Related Party Policy

Our Code of Business Conduct requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the Board of Directors (or the audit committee). Related party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Our audit committee, pursuant to its written charter, is responsible for reviewing and approving related party transactions to the extent we enter into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable to us than terms generally available from an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, and that director is required to provide the audit committee with all material information concerning the transaction. We also require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of our Sponsor, officers or directors, including (i) an entity that is either a portfolio company of, or has otherwise received a material financial investment from, any private equity fund or investment company (or an affiliate thereof) that is affiliated with any of the foregoing, (ii) an entity in which any of the foregoing or their affiliates are currently passive investors, (iii) an entity in which any of the foregoing or their affiliates are currently officers or directors, or (iv) an entity in which any of the foregoing or their affiliates are currently invested through an investment vehicle controlled by them, unless we have obtained an opinion from an independent investment banking firm, or another independent entity that commonly renders valuation opinions on the type of target business we are seeking to acquire, and the approval of a majority of our disinterested independent directors that the business combination is fair to our unaffiliated shareholders from a financial point of view.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including quarterly reports on Form 10-Q with the SEC. Copies of such material can be obtained on the SEC’s website (http://www.sec.gov) that contains the filings of issuers with the SEC through the EDGAR system.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

ARMADA ACQUISITION CORP. II

Dated: August 15, 2025

By:	/s/ Stephen P. Herbert
Stephen P. Herbert
Chief Executive Officer